As filed with the Securities and Exchange Commission on April 10, 2006
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             THE WILBER CORPORATION
                       (Name of Subject Company (issuer))

                          THE WILBER CORPORATION-ISSUER
     (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   967797 101
                      (CUSIP Number of Class of Securities)

                               Douglas C. Gulotty
                             The Wilber Corporation
                                 245 Main Street
                             Oneonta, New York 13820
                                 (607) 432-1700
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                    Copy to:
                             Clifford S. Weber, Esq.
                          Hinman, Howard & Kattell, LLP
                       106 Corporate Park Drive, Suite 317
                          White Plains, New York 10604
                                 (914) 694-4102

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party  tender  offer  subject  to  Rule  14d-1.

[X]  issuer  tender  offer  subject  to  Rule  13e-4.

[_]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]

                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 4, 2006 (the "Schedule TO") by The Wilber Corporation, a New York corporation (the "Company"), relating to an offer by the Company to purchase up to 650,000 shares of its common stock upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2006, and the related offer materials filed as Exhibits (a)(1)(i),
(ii);  (a)(2)(i-viii); and (d)(1) to the Schedule TO.

         Item  12  of  the  Schedule  TO  is  hereby  amended  as  follows:

     Item  12.  Exhibits.

     (a)(2)(ix) Revised Press Announcement issued by the Company to local and regional newspapers published on April 10, 2006, which amends certain text of the Press Announcement issued by the Company and published on April 4, 2006.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

April 10,  2006                        THE  WILBER  CORPORATION

                                       /s/  Douglas  C.  Gulotty
                                       -----------------------------------------
                                       Douglas  C.  Gulotty
                                       President  and  Chief  Executive  Officer

                                                              Exhibit (a)(2)(ix)

                   REVISION OF NOTICE PUBLISHED APRIL 4, 2006

                    NOTICE OF OFFER TO PURCHASE FOR CASH BY
                             THE WILBER CORPORATION

                  UP TO 650,000 SHARES OF ITS COMMON STOCK, AT
                    A PURCHASE PRICE NOT GREATER THAN $11.40
                         NOR LESS THAN $9.90 PER SHARE

The Wilber Corporation, a New York corporation ("Wilber"), is offering to purchase for cash up to 650,000 shares of its common stock ("Common Stock"), par value $0.01 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 4, 2006 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal"), as each may be amended and supplemented from time to time. Wilber is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $11.40 nor less than $9.90 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

                    Offer Issue Date: Tuesday, April 4, 2006

                    Offer Expires on: Thursday, May 4, 2006
                        at 5:00 p.m., New York City Time

               Direct any questions or requests for assistance or
                copies to the dealer manager/information agent:

                        Sandler O'Neill & Partners, L.P.
                          919 Third Avenue, 6th Floor
                               New York, NY 10022
                            Telephone: (800)635-6851

               Confirm delivery of shares through the Depositary:

                         Registrar and Transfer Company
                               10 Commerce Drive
                           Cranford, New Jersey 07016
                            Telephone (800)368-5948